Mail Stop 6010

Via Facsimile and U.S. Mail


August 2, 2005

Mr. William J. Dawson
Chief Financial Officer
Cerus Corporation
2411 Stanwell Drive
Concord, CA 94520

      Re:	Cerus Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
	            File No. 000-21937

Dear Mr. Dawson:

      We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements

Notes to Financial Statements

2. Development and License Agreements, 56-59

1. Please explain in greater detail your accounting policy for joint development arrangements. Specifically please provide the following information in disclosure-type format:

* Provide a summary of each joint development arrangement and the calculation used to determine the net profit or loss.
* Provide to us in a tabular format, the location within the statement of operations of all revenue that is earned and costs that is incurred by you related to the joint development arrangements.
* Provide the authoritative guidance you used to record the profit or loss related to the joint development arrangements.

Provide us an analysis of how you considered EITF 99-19 for each of your joint development arrangements and the conclusions you reached.

2. Please explain the reason for deferring the $3.0 million up-front payment received in December 2004 from BioOne as a result of signing a letter of intent, and indicate the events that will trigger revenue recognition and the periods you will recognize revenue. Please provide us this information in disclosure-type format.


*    *    *    *

      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,



							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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William J. Dawson
Cerus Corporation
August 2, 2005
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